Exhibit 99.1

Caesarstone Reports Third Quarter 2025 Financial Results

- Revenue of $102.1 Million -

- Further Solidifies Transformation to an Innovation- and Brand-Focused Model -

- Announces Major Step in Multi-Year Initiative to Optimize Its Global Manufacturing Network with
Closure of Bar-Lev Facility -

- Implementation of Strategic Measures Expected to Support a Return to Positive Adjusted EBITDA in the
Third Quarter of 2026 -

MP MENASHE, Israel – November 12, 2025 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its third quarter ended September 30, 2025.

Yos Shiran, Caesarstone’s Chief Executive Officer commented, “We are rapidly advancing the transformation of our business model to focus on innovation, product development, and marketing. We are investing in strengthening the Caesarstone brand, expanding our porcelain offering, and enhancing our R&D capabilities. As part of this strategic transformation, we are further optimizing our global manufacturing footprint with the announced closing of our Bar-Lev facility and the transfer of production to our global partners. These initiatives are expected to generate annual savings of approximately $22 million and bring total savings since 2023 to over $85 million, representing necessary steps to strengthen our competitive position and support a return to positive adjusted EBITDA in the third quarter of next year.”

Manufacturing Facility Network and Cost Optimization Update

On Nov 11, 2025, the Company approved additional steps under its strategic restructuring plan across its operations, commencing with the closure of the manufacturing facility in Bar-Lev, Israel, and a reduction in headcount of approximately 200 employees mostly associated with the facility.

This strategic action is intended to increase competitiveness, improve the Company’s profitability and cash flows, enhance service and drive additional cost efficiencies through an optimized manufacturing footprint.

In connection with the facility closure, the Company expects to incur non-cash impairment expenses of $40.0 million to $45.0 million and estimated cash costs in the amount of $4.0 million to $8.0 million related to operations, beginning in the fourth quarter of 2025 and continuing through the next 12 months. These estimated closure costs do not include a potential non-cash write-down on the long term non-cancellable facility lease agreement, valid through 2032, which the Company aims to sublease in whole or in part through the remaining term of the lease.

Once implemented, the Company expects to realize annualized cash savings of approximately $22.0 million, with the potential for additional cash savings if subleases are executed on the non-cancellable long-term facility lease agreement. Upon closure of the Bar-Lev facility, the Company will continue to innovate and maintain its high level of service to customers through its global production network.

Beyond the facility closure, the restructuring plan continues to focus on additional actions that can be taken to improve future profitability and cash flow.

Third Quarter 2025 Results

Revenue in the third quarter of 2025 was $102.1 million compared to $107.6 million in the prior year quarter. On a constant currency basis, third quarter revenue was down 5.7% year-over-year mainly due to lower volumes. Volumes were impacted by continued global economic headwinds across the Company's main regions resulting in lower demand accompanied by greater competitive pressures.

Gross margin in the third quarter of 2025 was 17.3% compared to 19.9% in the prior year quarter. Adjusted gross margin in the third quarter was similar. The difference in gross margin was mainly due to lower volumes and production, which resulted in lower fixed costs absorption and costs associated with ramping up new products, partially offset by the benefits of an improved production footprint.

Operating expenses in the third quarter of 2025 were $33.7 million, or 33.0% of revenue, compared to $25.4 million, or 23.6% of revenue in the prior year quarter. Excluding legal settlements and loss contingencies, and restructuring and impairment expenses, operating expenses were $29.7 million or 29.1% of revenue compared to $30.2 million or 28.1% in the prior year quarter, primarily due to lower revenues.

Operating loss in the third quarter of 2025 was $16.0 million compared to an operating loss of $4.1 million in the prior year quarter, primarily reflecting lower gross profit.

Adjusted EBITDA in the third quarter of 2025, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies, restructuring charges and other non-recurring items, was a loss of $7.9 million compared to a loss of $4.1 million in the prior year quarter.

Finance (income) expense in the third quarter of 2025 was $1.8 million compared to finance income of $0.3 million in the prior year quarter. The difference primarily reflects foreign currency exchange rate fluctuations.

Net loss attributable to controlling interest for the third quarter of 2025 was $18.1 million compared to a net loss of $4.2 million in the prior year quarter. Net loss per share for the third quarter 2025 was $0.52 compared to a net loss per share of $0.12 in the prior year quarter. Adjusted diluted net loss per share for the third quarter was $0.40 on 34.6 million shares, compared to Adjusted diluted net loss per share of $0.24 in the prior year quarter on 35.0 million shares.

Balance Sheet & Liquidity

As of September 30, 2025, the Company’s balance sheet included cash, cash equivalents and short-term bank deposits of $69.3 million and total debt to financial institutions of $2.6 million. The Company's net cash position was $66.7 million as of September 30, 2025.

US Tariffs Update

We continue to monitor the impact of existing and proposed U.S. tariffs affecting various countries and product categories, that are currently in a wide range on the majority of imported products. Approximately 48.0% of the Company's revenues during the nine month period ended September 30, 2025 were generated in the U.S. market, served by the Company's global production network. The Company is in continuous dialogue with its manufacturing partners to optimize its supply chain and has recently announced a price increase in the U.S. market in order to mitigate the increased cost of goods imported to the U.S.

Legal Proceedings Update

As of September 30, 2025, the Company was subject to lawsuits involving 514 individuals alleging injuries related to exposure to respirable crystalline silica dust. These included 43 claims in Israel, 151 in Australia, and 320 in the United States. As of the same date, the Company recorded a provision of $46.0 million, representing its best estimate of probable and reasonably estimable losses associated with pending claims. The Company’s insurance receivables related to these provided for silicosis claims totaled $24.3 million.

To date in the United States, a jury in California ruled in favor of the Company, assigning no liability to the Company in one trial. This case remains under appeal. The Company also received one adverse jury verdict in 2024, which is currently under appeal. The Company settled another claim during 2025. The remaining U.S. claims are either at an early stage or are considered only reasonably possible losses, and therefore no additional provision has been recorded.

In July 2025, both the Company and certain U.S. insurance carriers initiated proceedings for declaratory relief to determine the proper interpretation and application of the Company’s U.S. product liability insurance policies and available limits. These proceedings are in an early stage. If there is a change in the assessment for the outcome of the claims or the insurance coverage limits through the course of the trial processes, such changes could have a material and adverse impact on our business, financial position, results of operations and cash flows.

Webcast and Conference Call Details

The Company will host a webcast and conference call today, November 12, 2025, at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast can be accessed through the Investor Relations section of the Company’s website at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-833-816-1463 and 1-412-542-4167, respectively. The toll-free Israeli number is 1 80 921 3284. Upon dialing in, please request to join the Caesarstone Third Quarter 2025 Earnings Conference Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 10203654. The replay will be available beginning at 12:30 p.m. ET on Wednesday, November 12, 2025 and will last through 11:59 p.m. ET on Wednesday, November 19, 2025.

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, LinkedIn  and Instagram

The Company has filed its annual report on Form 20-F for the year ended December 31, 2024 with the U.S. securities and exchange commission (“SEC”) and can be accessed on its website.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to Adjusted gross profit, GAAP net income (loss) to Adjusted net income (loss) and net income (loss) to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements regarding the Company’s goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business. Actual results may differ materially from those projections and estimates due to various risks and uncertainties, both known or unknown. These factors include, but are not limited to: the effects of global and regional economy and geo-politics on the Company’s business and operations including the length, duration and impact of the war in Israel, the Houthi’s disruption to the movement of goods in the Red Sea and trade disruptions such as Turkey’s decision not to trade with Israel; the outcome of silicosis and other bodily injury claims, and the availability relevant insurance; regulatory changes and requirements relating to the manufacturing and fabrication of our products; the outcome of our restructuring efforts, of the closure of the Sdot Yam and Richmond Hill Facilities, the estimated closure costs and the estimated potential savings relating to said closures, the ability to sell or sublease all or part of these facilities; our ability to effectively collaborate with production business partners; our R&D and product introduction efforts, managing constraints in the global supply chain and effectively procuring raw materials and goods as well as fluctuations in their price; our ability to mitigate the recently imposed U.S. custom tariffs; our ability to protect our brand, technology and intellectual property, as well as our freedom to operate; competitive pressures; disruptions to our information technology systems, fluctuations in currency exchange rates against the U.S. dollar; our ability to successfully integrate our acquisitions; our ability to meet ESG goals and targets; and other risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2025, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	September 30, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$69,325	$106,336
Trade receivables, net	54,424	46,880
Other accounts receivable and prepaid expenses	73,479	82,651
Inventories	104,284	112,609

Total current assets	301,512	348,476

LONG-TERM ASSETS:

Severance pay fund	1,677	1,526
Deferred tax assets, net	4,065	2,910
Long-term deposits and prepaid expenses	5,001	4,750
Operating lease right-of-use assets	116,496	115,392
Property, plant and equipment, net (*)	72,903	75,724
Intangible assets, net	-	263

Total long-term assets	200,142	200,565

Total assets	$501,654	$549,041

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit and other loans	$3,054	$4,555
Trade payables	48,554	52,838
Related parties	241	206
Short term legal settlements and loss contingencies	36,690	42,706
Accrued expenses and other liabilities	57,001	51,383

Total current liabilities	145,540	151,688

LONG-TERM LIABILITIES:

Long-term bank and other loans	-	444
Legal settlements and loss contingencies long-term and other liabilities	9,371	9,492
Deferred tax liabilities, net	2,211	2,439
Long-term lease liabilities	110,697	107,313
Accrued severance pay	3,259	2,978
Long-term warranty provision	915	902

Total long-term liabilities	126,453	123,568

REDEEMABLE NON-CONTROLLING INTEREST	1,920	2,200

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	167,459	166,500
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(10,041)	(14,870)
Accumulated other comprehensive income-Hedging	1,537	110
Accumulated other comprehensive income- Marketable securities	-	-
Foreign currency translation adjustments – Company	(11,578)	(14,980)
Retained earnings	114,969	164,601

Total equity	227,741	271,585

Total liabilities and equity	$501,654	$549,041

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income (loss)

	Three months ended September 30,		Nine months September 30,
U.S. dollars in thousands (except per share data)	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Revenues	$102,112	$107,634	$302,793	$345,358
Cost of revenues	84,477	86,268	244,121	267,671

Gross profit	17,635	21,366	58,672	77,687

Operating expenses:
Research and development	1,589	1,192	4,313	3,504
Sales and Marketing	18,816	21,126	59,231	66,048
General and administrative	9,266	7,891	29,105	28,208
Restructuring expenses (*)	14	(6,846)	46	(6,756)
Legal settlements and loss contingencies, net	3,976	2,077	9,378	5,613

Total operating expenses	33,661	25,440	102,073	96,617

Operating loss	(16,026)	(4,074)	(43,401)	(18,930)
Finance expenses (income), net	1,767	(297)	5,019	(2,851)

Loss before taxes	(17,793)	(3,777)	(48,420)	(16,079)
Tax expenses, net	294	451	1,403	2,442

Net loss	$(18,087)	$(4,228)	$(49,823)	$(18,521)

Net loss (income) attributable to non-controlling interest	(10)	6	292	33

Net loss attributable to controlling interest	$(18,097)	$(4,222)	$(49,531)	$(18,488)
Basic net loss per ordinary share (**)	$(0.52)	$(0.12)	$(1.43)	$(0.54)
Diluted net loss per ordinary share (**)	$(0.52)	$(0.12)	$(1.43)	$(0.54)
Weighted average number of ordinary shares used in computing basic loss per ordinary share	34,564,909	34,539,160	34,565,725	34,536,601
Weighted average number of ordinary shares used in computing diluted loss per ordinary share	34,564,909	34,539,160	34,565,725	34,536,601

(*) Related to closed plants activities.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Nine months ended September 30,
U.S. dollars in thousands	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net loss	$(49,823)	$(18,521)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	10,430	12,923
Share-based compensation expense	959	1,610
Accrued severance pay, net	129	334
Changes in deferred tax, net	(1,117)	(545)
Capital loss	1	44
Legal settlemnets and loss contingencies, net	9,378	5,613
Decrease (increase) in trade receivables	(6,323)	9,037
Decrease in other accounts receivable and prepaid expenses	2,875	2,504
Decrease in inventories	10,878	25,975
Increase (decrease) in trade payables	(4,852)	1,487
Increase (decrease) in warranty provision	149	(431)
Changes in right of use assets	382	1,312
Changes in lease liabilities	4,001	(3,611)
Increase (decrease) in accrued expenses and other liabilities including related parties	(4,966)	4,010
Restructuring expenses and Impairment related to long lived assets	46	(6,756)
Net cash (used in) provided by operating activities	(27,853)	34,985

Cash flows from investing activities:

Net cash paid for acquisitions	-	(2,055)
Purchase of property, plant and equipment	(8,249)	(8,243)
Proceeds from sale of property, plant and equipment	208	65
Increase in long term deposits	(85)	(226)

Net cash used in investing activities	(8,126)	(10,459)

Cash flows from financing activities:

Changes in short-term bank credits and long-term loans, including related parties	(1,792)	(1,973)
Net cash used in financing activities	(1,792)	(1,973)

Effect of exchange rate differences on cash and cash equivalents	760	401

Increase (decrease) in cash and cash equivalents and short-term bank deposits	(37,011)	22,954
Cash and cash equivalents and short-term bank deposits at beginning of the period	106,336	91,123

Cash and cash equivalents and short-term bank deposits at end of the period	$69,325	$114,077

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	192	(311)

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months September 30,
U.S. dollars in thousands	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$17,635	$21,366	$58,672	$77,687
Share-based compensation expense (a)	16	42	37	78
Amortization of assets related to acquisitions	67	70	204	212
Residual operating expenses (income) related to closed plants after closing	95	(36)	211	576
Other non recuring items	(152)	(152)	(456)	41
Adjusted Gross profit (Non-GAAP)	$17,661	$21,290	$58,668	$78,594

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months September 30,
U.S. dollars in thousands	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(18,087)	$(4,228)	$(49,823)	$(18,521)
Finance expenses (income), net	1,767	(297)	5,019	(2,851)
Taxes on income	294	451	1,403	2,442
Depreciation and amortization	3,603	4,437	10,886	13,379
Legal settlements and loss contingencies, net (a)	3,976	2,077	9,378	5,613
Contingent consideration adjustment related to acquisition	-	28	-	(53)
Share-based compensation expense (b)	271	525	959	1,610
Restructuring expense (c)	14	(6,911)	46	(6,821)
Residual operating expenses related to closed plants after closing	380	(36)	1,172	1,606
Other non recuring items	(152)	(152)	(456)	41
Adjusted EBITDA (Non-GAAP)	$(7,934)	$(4,106)	$(21,416)	$(3,555)

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Related to closed plants activities.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months September 30,
U.S. dollars in thousands (except per share data)	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Reconciliation of net loss attributable to controlling interest to adjusted net loss attributable to controlling interest:
Net loss attributable to controlling interest	$(18,097)	$(4,222)	$(49,531)	$(18,488)
Legal settlements and loss contingencies, net (a)	3,976	2,077	9,378	5,613
Contingent consideration adjustment related to acquisition	-	28	-	(53)
Amortization of assets related to acquisitions, net of tax	108	534	329	1,603
Share-based compensation expense (b)	271	525	959	1,610
Non cash revaluation of lease liabilities (c)	(332)	344	2,418	(3,016)
Restructuring expenses (d)	14	(6,911)	46	(6,821)
Residual operating expenses related to closed plants after closing	380	(36)	1,172	1,606
Other non recuring items	(152)	(152)	(456)	41
Total adjustments	4,265	(3,591)	13,846	583
Less tax on non-tax adjustments (e)	(54)	587	(401)	(88)
Total adjustments after tax	4,320	(4,178)	14,247	671

Adjusted net loss attributable to controlling interest (Non-GAAP)	$(13,777)	$(8,400)	$(35,284)	$(17,817)
Adjusted loss per share (f)	$(0.40)	$(0.24)	$(1.02)	$(0.51)
Basic/Diluted No of shares used for Non GAAP EPS computation	34,648,202	35,036,815	34,650,201	34,750,737

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accordance with FASB ASC 842.
(d)	Related to closed plants activities.
(e)	Tax adjustments for the three and nine months ended September 30, 2025 and 2024, based on the effective tax rates.
(f)	In calculating adjusted (Non-GAAP) loss per share, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended September 30,		Nine months September 30,		Three months ended September 30,		Nine months September 30,
U.S. dollars in thousands	2025	2024	2025	2024
	(Unaudited)		(Unaudited)	(Audited)	YoY % change	YoY % change CCB	YoY % change	YoY % change CCB

USA	$46,688	$52,388	$145,465	$173,206	(10.9)%	(10.9)%	(16.0)%	(16.0)%
Canada	12,542	14,207	40,908	47,643	(11.7)%	(10.8)%	(14.1)%	(11.6)%
Latin America	322	239	805	1,148	34.7%	34.4%	(29.9)%	(29.9)%
America's	59,552	66,834	187,178	221,997	(10.9)%	(10.2)%	(15.7)%	(15.2)%

Australia	18,480	17,443	48,965	58,518	5.9%	8.5%	(16.3)%	(13.8)%
Asia	4,788	6,435	12,877	16,260	(25.6)%	(33.1)%	(20.8)%	(19.9)%
APAC	23,268	23,878	61,842	74,778	(2.6)%	(3.7)%	(17.3)%	|(15.1)%

EMEA	13,533	11,627	39,847	35,263	16.4%	12.4%	13.0%	10.2%

Israel	5,759	5,295	13,926	13,320	8.8%	2.5%	4.5%	(0.9)%

Total Revenues	$102,112	$107,634	$302,793	$345,358	(5.1)%	(5.7)%	(12.3)%	(12.0)%